HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

Melbourne Towers

1511 Third Avenue, Suite 788

Seattle, Washington 98101

January 22, 2010

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, D.C. 20549

Attention:	Damon Colbert

Re:	HQ Sustainable Maritime Industries, Inc. Registration Statement on Form S-3/A Filed January 5, 2010 File No. 333-163454

Dear Mr. Colbert:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, HQ Sustainable Maritime Industries, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3/A, File No. 333-163454 (the “Registration Statement”), to January 26, 2010, at 4:00 p.m., Eastern time, or as soon as practicable thereafter. Please notify our attorney, Paul Davis Fancher, Esq., by phone at (404) 885-3310 or by fax at (404) 962-6755 of the date and time that the Registration Statement has been declared effective.

In connection with the foregoing request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HQ Sustainable Maritime Industries, Inc.

By:	/s/ Norbert Sporns
Name:	Norbert Sporns
Title:	Chief Executive Officer and President